SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PUBLIC INVITATION TO BID FOR THE ACQUISITION OF COMMON SHARES AND PREFERRED SHARES

SUZANOPETROQUÍMICA S.A.
Publicly-held Company -CVM#19267 -CNPJ/MF #04.705.090/0001-77

ISIN CODE COMMON SHARES: BRSZPQACNOR8
ISIN CODE PREFERRED SHARES: BRSZPQACNPR5

ON ACCOUNT AND ORDER OF

DAPEANPARTICIPAÇÕES S.A.
A Company directly controlled by PETRÓLEOBRASILEIRO S.A. - PETROBRAS
CNPJ/MF # 09.017.802/0001-89

and

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Avenida República do Chile, 65 - Rio de Janeiro - RJ
CNPJ/MF nº 33.000.167/0001-01

ISSUED BY

ERRATA

We would like to inform that the item 5.6 of the Tender Offer´s invitation (“Edital”) for the acquisition of common and preferred shares of Suzano Petroquímica S.A., published herein on May 12, 2008 shall be read and construed as follows:

5.6  Final  Format: After the consolidation of the assets mentioned in item 5.5 above, the common shares to be issued by the company holding the assets described  above will be held in the proportion of 60% by Unipar and 40% by Petrobras.  The control of the referred company will be exercised by Unipar and  Petrobras  will  act  as a relevant minority shareholder, with several rights  as  set  forth in the Shareholders Agreement signed on November 30, 2007.

The registration of this offering by the CVM authorizes the sale of control of Suzano Petroquímica S.A. to Petróleo Brasileiro S.A. – Petrobras, pursuant to art. 29 §3 of CVM Instruction 361/02. However, it does not address the second part of the transaction, announced on 11/30/2007, which involves the consolidation of Suzano Petroquimica S.A. with the assets of Unipar- União de Indústrias Petroquímicas S.A.

As it relates to the second part of the above mentioned transaction, the Superintendent of the Registration of Securities at the CVM indicated, in the registration of the present offer, that it would be subject to the requirements of Article 254-A of Law 6404/76. Unipar has a different understanding and this issue will be resolved through an appeal filed on 5/7/2008.

If applicable the understanding of Superintendence of the Registration of Securities of CVM, as described above, Unipar understands that the second tender offer shall take place, obligatorily, by a price lower than the price proposed for the shares of Suzano Petroquímica S.A. in this Tender Offer. This understanding, however, is not confirmed by Superintendence of the Registration of Securities of CVM.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.